[Wachtell, Lipton, Rosen & Katz Letterhead]

June 26, 2018

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Christina Chalk
David Plattner

Re:         SUPERVALU INC.
PRE 14A filed June 12, 2018 by SUPERVALU INC.
File No. 001-05418
CIK No. 0000095521

SUPERVALU Enterprises, Inc.
Form S-4 filed June 12, 2018 by SUPERVALU Enterprises, Inc.
Registration No. 333-225586
CIK No. 0001742546

Ladies and Gentlemen:
On behalf of our client, SUPERVALU INC. (the “Company”), and its wholly owned subsidiary, SUPERVALU Enterprises, Inc. (“SUPERVALU Enterprises”), we are providing their responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated June 21, 2018 (the “Staff Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Company is concurrently filing its first amendment to the Proxy Statement (the “First Amendment”) via EDGAR, and five courtesy copies of the First Amendment marked to show changes to the Proxy Statement are being sent to the Staff under separate cover. In addition, SUPERVALU Enterprises is concurrently filing its first amendment to the Registration Statement on Form S-4 (the “Form S-4”), which includes the same disclosure

U.S. Securities and Exchange Commission
June 26, 2018

as the First Amendment. We understand based on telephone conversations with the Staff that the Staff’s comments in the Staff Letter are intended to address both the Proxy Statement and the Form S-4.
For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the applicable response. Terms not otherwise defined in this letter shall have the meanings set forth in the First Amendment. All references to page numbers in these responses are to the pages of the First Amendment.
PRE 14A filed June 12, 2018 by SUPERVALU INC.
General

1.
Please advise us why the EDGAR header tag used to identify the above-captioned filing was PRE 14A as distinguished from PREC14A. In addition, please confirm that successive filings including the revised preliminary proxy statement filed in response to these comments and any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags included in the EDGAR Filer Manual.

Response:    The Company advises the Staff that the incorrect EDGAR header tag was applied due to an administrative error. The Company confirms that successive filings, including the First Amendment and any definitive proxy statement, will be designated correctly.

2.
In your next filing, please fill in the blanks in the proxy statement, to the extent that they relate to matters known to you, even if they may need to be adjusted subsequently. For example, you have left blank the ownership percentages in the “Security Ownership of Certain Beneficial Owners” section.

Response:    The blanks in the Proxy Statement have been filled in in the First Amendment to the extent that they relate to matters known to the Company. As specifically requested by the Staff, the Company has filled in the ownership percentages in the “Security Ownership of Certain Beneficial Owners” section on page 25.

Voting Procedures, page 1

3.
The table on page 1 indicates that broker discretionary voting will be allowed with respect to the proposal to ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm. However, it is our understanding that exchange rules do not permit discretionary voting by brokers on any matter in a contested solicitation, at least to the extent that brokers receive the dissident shareholder’s solicitation materials. In addition, it is unclear why the “Impact of Broker Non-Vote” column appears at all. Please revise or advise.

U.S. Securities and Exchange Commission
June 26, 2018

Response:    In response to the Staff’s comment, the First Amendment has been revised on page 1 to indicate that broker discretionary voting will not be allowed with respect to the proposal to ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm. The “Impact of Broker Non-Vote” column on page 1 has also been deleted.

Form of Proxy

4.	Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

Response:    The form of proxy filed with the First Amendment has been revised to clearly identify it as being preliminary.

5.	Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c) to the disclosure standard codified in that provision.

Response:    In response to the Staff’s comment, the form of proxy filed with the First Amendment has been revised to conform the statement regarding the intended use of the discretionary authority to Rule 14a-4(c).

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If you have any questions, please do not hesitate to contact me at (212) 403-1166 or Igor Kirman at (212) 403-1393.

Very truly yours,

/S/ DongJu Song
DongJu Song

Enclosures

cc:    Stuart D. McFarland, SUPERVALU INC.
Igor Kirman, Wachtell, Lipton, Rosen & Katz